Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Honeybee Burger Inc.
11150 Santa Monica Blvd, Ste 600
Los Angeles, CA 90025
www.honeybeeburger.com

Up to $1,819,999.20 in Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Honeybee Burger Inc.
Address: 11150 Santa Monica Blvd, Ste 600, Los Angeles, CA 90025
State of Incorporation: DE
Date Incorporated: February 05, 2021

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Common Stock
Offering Maximum: $1,819,999.20 | 1,516,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $240.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250 | Hive Class

$25 food credit + Access to special discount codes and promotions.

$500 | Colony Class

5% bonus shares + $75 food credit + Access to special discount codes and promotions.

$1,000 | Swarm Class

7% bonus shares + $100 food credit + Honeybee hoodie + Access to special discount codes and promotions.

$2,500 | Apiary Class

10% bonus shares + $150 food credit + Honeybee limited edition track jacket + Access to special discount codes and promotions.

$5,000 | Beekeeper Class

12% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 25% discount (up to $1,000 net) + Access to special discount codes and promotions.

$10,000 | Queen Bee Class

15% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 50% discount (up to $1,000 net) + Access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

Honeybee Burger Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 10 additional Common Stock shares, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Honeybee Burger Inc. is on a mission to help save the planet by making plant-based food more desirable, accessible, and available everywhere consumers think about eating: popping out for a bite; at work or home ordering food for delivery or for a special event; or at the grocery store, deciding what to make for dinner.

Beyond our cute logo, Honeybee Burger Inc. has a diversified and scalable business model that includes building restaurants, franchising, and selling Honeybee branded packaged foods in-store, and eventually, in grocery, to food-service, and to consumers directly.

Honeybee's model is built on an established brand foundation that we have been developing since 2018 before the first Honeybee Burger restaurant was opened.

Honeybee has acquired the perpetual and irrevocable rights to the Honeybee Burger intellectual property, which was created and developed by Virtuous Food, LLC, a company founded and run by Adam Weiss, Honeybee's CEO. This will allow us to develop, build, operate, and franchise Honeybee Burger fast food restaurants anywhere in the world.

In addition, Honeybee will acquire approximately 75% of Honey Bee 345 LLC, the entity that owns the new flagship store on La Brea in Los Angeles, targeted to open in April 2021, (approximately 25% is owned by Honey Bee Vermont LLC, the legacy investors in the pilot store). Finally, Honeybee will earn a 5% royalty on the revenue generated by Honey Bee Colony LLC (the cloud kitchen in Los Angeles).

Today, Honeybee investors will benefit from three of the strongest mega-trends in food today: growing popularity and demand for new plant-based "meats" and meat-alternatives, especially burgers; the growth of “virtual”, aka “cloud” kitchens and food delivery; and the increase in demand for plant-based packaged foods world-wide.

Honeybee will act as the developer and operator of new Honeybee Burger restaurants (whether brick and mortar or in "cloud" locations). As such, Honeybee will earn any net operating profits from these locations. Honeybee, as owner of the Intellectual Property of the brand, may also earn royalties or franchise fees from operators who we select to operate our franchises.

Honeybee is committed to the mission of making plant-based food more popular because shifting even a single meal to plant-based from animal-based can make a positive impact on the environment, the planet, and our shared future.

And our mission has begun! Since the launch of our pilot store in 2019, Honeybee Burger has already established itself in LA as a leading plant-based brand. Traction: We have made noteworthy best-burger lists (Eater, The Infatuation, local press), received hundreds of great reviews (4.5 stars on Yelp, GrubHub and Uber 4.7, 4.4 on Google, 5 stars on Happy Cow, etc.), and have attracted a strong and growing social media following: 17k followers on IG and 17k on Yelp - completely organically.

And others are noticing: Honeybee has been selected by influential plant-based food brands to be their restaurant partner, including Atlas Monroe (as featured on Shark Tank), Eclipse Foods (a Y Combinator startup), and Akua (makers of Kelp based veggie-patties), further differentiating us from the crowd, and emphasizing our importance as a plant-based platform for consumer discovery.

Most importantly, we have served thousands of happy customers, and in doing so, we have gained incredible insight in the tastes, wants, and desires of our customers, who largely identify as non-vegan, and represent a young, diverse, and passionate group of foodies!

Unit economics: From a tiny location situated under a movie theatre marquee, our first Honeybee grew and became profitable during the pandemic, despite no almost no indoor dining, very limited outdoor dining (4 seats at most), and through times of curfews, labor shortages, and rising delivery costs.

Even the first Honeybee cloud location, launched just days before the pandemic, approached break-even under the worst of circumstances, on sales levels far lower than we projected before the pandemic struck.

It is not a big leap of faith to project greater success once the pandemic ends when on-site dining is back, office buildings are busier, and there is a general sense of getting back to normal!

Indeed, in just over 2 years, we have built the foundation of a brand that has the potential to become iconic in fast-food, delivery, and consumer packaged products, at a time when there is unprecedented demand for plant-based food world-wide.

Investing in Honeybee Burger is more than investing in a great food brand; it is investing in the future: of food, the environment, and the planet.

Competitors and Industry

<u>Industry</u>

Honeybee Burger is a diversified food and beverage company in the fast-food restaurant industry, with plans to expand into restaurant franchising and branded CPG ("consumer packaged goods") development.

Our product offerings are all plant-based/vegan and involve no animal or animal by-products whatsoever, and our packaging and practices emphasize sustainability and environmental awareness.

Our core restaurants are referred to as "QSR" – Quick Service Restaurants, also known as fast-food restaurants. In the QSR setting, there are no waiters, and food is not brought to a customer's table (as is the case with "fast-casual" restaurants). Dine-in (and pick up) customers tend to order from a cashier (or kiosk) and wait for their names to be called before self-seating or departing with their food. This is how Honeybee operates.

QSR (aka "fast food") is a $647B business and is expected to grow the fastest of all dining segments over the next 7 years globally, and North America is projected to grow significantly. According to a report by Allied Market Research, the fast-food market size was valued at $647.7 billion in 2019 and is estimated to reach $931.7 billion by 2027, growing at a CAGR of 4.6% during the forecast period.

Honeybee is in the burger segment of the QSR universe. Within QSR, burgers are the largest segment nationally, with 14 chains holding spots in the top 50 restaurants list (ranked by total sales). Examples of QSRs in the burger segment are well known: McDonald's, Burger King, Carl's, Five Guys, etc. They tend to be the most iconic, longest-standing QSR brands, largely due to their large marketing budgets and national footprints.

According to multiple sources, Americans eat 3 burgers per week, 70% of which are ordered at a fast-food burger restaurant. By many accounts, burgers are among the top food ordered for delivery.

And while beef burgers remain extremely popular, the growth rate was flat between 2018 and 2019, according a report from NPD Group. Instead, the growth in the burger segment is in the plant-based space, where the demand for plant-based burgers is growing and is expected to accelerate.

The demand for all plant-based meat, and in particular burgers, has increased during the pandemic.

The dominant plant-based burger makers are Impossible Foods and Beyond Meat (NASDAQ: BYND). However, this list is growing, as most major food producers have announced plant-based burger initiatives and product rollouts.

The net result is that consumer awareness and acceptance of these alternative meat burgers have increased dramatically, and the market for non-meat burgers has expanded well beyond vegan or vegetarian consumers. For many segments of the population, restricting meat has become a regular habit. According to a recent survey done by Bank of America (4Q20), a majority of the 14,000 Gen Z respondents had a meat restriction of some kind, and 80% said that sustainability was a major factor influencing their economic behavior.

Competition

Honeybee's competition for customers looking for a plant-based burger comes from 5 main areas, in increasing order of significance:

1. Grocery, where consumers may purchase raw patties from Beyond or Impossible and prepare them at home. This would typically be a greater threat, except for the fact that plant-based meats are very costly (2-3x beef prices), and buying for home does not represent a huge discount.

2. Non-fast-food restaurants with plant-based burgers as an option on their menu . Many restaurants have added a Beyond or Impossible burger to their menu, but they tend to be priced more than in a fast-food setting, and they also may not provide them for delivery.

2a. Dedicated non-fast-food vegan restaurants. These restaurants do not typically offer Beyond or Impossible burgers, instead relying on whole-food or more natural veggie patties as their offerings. We view these Vegan 1.0 restaurants as non-serious competition, at least when it comes to the Millennial and younger consumers. They also tend to be expensive.

3. Large QSR burger brands. The major chains have huge budgets and incentives to capture the plant-based burger customer (as described below).

4. Dedicated plant-based burger QSRs. While none are yet national, the operators in this segment are Honeybee's direct potential competition (as described below).

Large QSR brands

Most major QSR chains have started carrying at least one meat-like patty (as opposed to a veggie patty) from either Beyond or Impossible, the two main industry providers of plant-based “meat”.

McDonald's, Burger King, and Carl’s have all launched a product featuring one or the other, and chains like KFC and Subway have also introduced plant-based options to their offerings, including chicken and meatballs – all to tap into the growing demand for plant-based fast-food alternatives.

These plant-based options tend to sell at a premium to their regular offerings (at Burger King, an Impossible Whopper is about 30% more than the basic Whopper), closing the pricing gap to Honeybee's menu.

Due to operational efficiencies and logistics, plant-based burger offerings from traditional burger QSRs are typically prepared in a way that is non-vegan, and as a result, are promoted as plant-based, not vegan. This tends to dilute their messaging and allows Honeybee the opportunity to exploit the difference, which provides for a clear delineation for consumers.

Ultimately, the Honeybee customer may occasionally order from a mass QSR, but the end product and experience may not be as good as at Honeybee.

Side note on competition: Honeybee's pilot store performance vs. the Big Burger QSRs

Our average order value from our pilot store was close to $20, compared to about $8 at McDonald's, and $10 at Burger King and Wendy's. This is exceptional, not just for the burger segment, but for fast food in general. (Source: QSR Magazine based on 1010data)

The other metric often used to gauge a QSR is sales per foot. On this metric, Honeybee again beats the established QSRs. At our pilot store, our sales per foot exceeded $1,200 per foot (including during the pandemic). Our peak days (certain weekends and holidays) approached double to triple that figure. For reference, the average Burger King does $400/PSF ($1.4MM in gross sales in 3,500 sf), Wendy's does $556/PSF ($1.67MM in 3,000 sf) and McDonald's does $640/PSF ($2.88MM in 4,500 sf) (Source: QSR Magazine and Statista).

And bear in mind this is for a mid-block location with little to no advertising budget -- including 8 months of a pandemic.

Dedicated Plant-based QSRs

Given the trend toward plant-based eating and the increasing demand specifically for plant-based burgers, it is no surprise that fast-food operators have begun to launch dedicated plant-based burger concepts.

In Los Angeles, considered one of the most vegan-friendly cities in the U.S. based on PETA, there are but a handful of direct competitors for the Honeybee customer.

Top local competitor: Monty's Good Burger, with 4 outlets, features a rock n' roll theme and is the current incumbent. However, Monty's carries just Impossible burgers; they do not serve breakfast or any other sandwich items. They are not on the West Side of LA. They are priced in-line or higher than Honeybee.

The rest of the local / LA-based competition are predominantly single-locations run by independent operators. These include Vow Burger, No Moo, Next Market, and Blazing Burgers, none of which is likely to expand any time soon based on market intelligence from commercial real estate brokers, landlords, and investors. None of these businesses have the social following that Honeybee does, nor have any of them made significant inroads in the press or food culture in LA.

Outside Los Angeles, there are more competitors: Plant Power Fast Food, located south of LA, is focusing on drive-through, larger footprint locations, near campuses, and suburban locations. They have 7 locations and avoid branded inputs like Impossible, Beyond, etc. They make their own "beefy" patty, and also a black bean version - what we refer to as Vegan 1.0. Their branding is more corporate than

Honeybee. They are priced $1-2 less than Honeybee.

Note: we do not have clear visibility into the sales or performance of these independent brands and stores as they are private and do not report their performance.

Finally, there are organized operators outside LA / California that may have their sights set on LA, either through directly owned stores, franchises, or ghost kitchens.

These include Next Level (7 locations, from Portland) and Plnt Burger (7 in DC and others in Whole Foods). Neither has branding or messaging like Honeybee.

Franchising

Honeybee has been developing its brand and restaurants with an eye toward franchising. We are specifically creating iconic visuals, product names, and an authentic brand message in order to stand out in the very crowded franchise world in order to attract the best operators.

There are over 200,000 fast-food restaurant franchises in the US, many of which are iconic burger brands such as McDonald's, Burger King, and Wendy's.

Despite the prevalence of traditional burger franchises, there are few, if any equivalents in the plant-based segment. While we would love to see many of these incumbent brands switch to plant-based, the opportunity here is that there are thousands of experienced burger franchise operators who can add a Honeybee to their portfolio without compromising their existing traditional franchises.

CPG

We cannot hope to compete with large-scale CPG and product manufacturers. However, our goal is to collaborate with strategic partners in order to bring Honeybee branded plant-based food products to market (to customers, grocery, or even food service).

The demand for plant-based foods of all types is booming, changing consumer behavior and expectations when they dine out, order in, or go grocery shopping. Honeybee hopes to build on our authentic brand and messaging to create plant-based patties, sauces, and even prepared meals.

SPINS retail sales data, released March 3, 2020, shows that grocery sales of plant-based foods that directly replace animal products have grown 29% since 2017 to $5 billion in 2019.

Current Stage and Roadmap

Current Stage

Honeybee launches this spring with a flagship store located at 345 N. La Brea in construction. This location will be owned approximately 75% by Honeybee investors (the remaining balance is owned by Honey Bee Vermont LLC legacy investors, who secured the location prior to the formation of Honeybee Burger Inc.). We expect to open this location in April or May 2021, and we hope that it will generate over $1.5MM annually in top-line (gross) sales (more if the pandemic restrictions ease).

Honeybee also has a 5% royalty in a cloud location developed by Honey Bee Colony, LLC, which is located at 11419 Santa Monica Blvd, in Los Angeles. Honeybee opened this location in March 2020, just before the pandemic hit. As revenues have been depressed, the location generates gross sales of approximately $36K/mo, which will yield a royalty payment to Honeybee of approximately $21,600/year.

Honeybee has also identified 2 other cloud locations and is actively searching for new locations. Any of these locations will be the assets of Honeybee Burger Inc. exclusively.

Furthermore, we have begun bottling and selling our branded ranch sauce, which we hope to expand into local grocery this year.

In addition, Honeybee has launched its breakfast menu, with extended hours, and recently completed a collaboration with Just Egg, a nationally known plant-based food company.

Future Roadmap

Our roadmap to successfully growing our business will proceed along three lines:

Restaurants: Development and growth in brick and mortar restaurants and expansion of "cloud" kitchens for delivery into surrounding markets in a "hub and spoke" model.

Our goal is to open 12-20 total stores (cloud plus brick and mortar) in 24-36 months.

We expect that each brick-and-mortar store (based on a 1,000 sq ft store) will generate a $1.2MM topline, and contribute $200-300K estimated EBITDA per year, after a 6-9 month revenue ramp-up.

We hope to open 2 brick-and-mortar stores in 2021, 2 more in 2022, and 4 more in 2023, for a total after year 3 of 8 brick-and-mortar stores.

Our future cloud locations are expected to generate about $450K in top line, with an estimated EBITDA contribution of about $75K per location per year, after a 6-month ramp-up and start-up costs under $60K.

We hope to open 4 cloud locations in 2021, 2 more in 2022, and 6 more in 2023, for a total of 12 cloud locations after year 3.

Note: the Pandemic will impact the availability of locations in the near term as many locations are still under eviction-protection rules and are not yet available. The Pandemic has also created uncertainty for landlords and tenants alike, and deals and transactions may take longer than normal to complete.

Franchises: Launching a franchise program for both brick and mortar and cloud locations built on our growing brand recognition and "halo."

Branded products: Developing and selling (or licensing) Honeybee Burger consumer packaged goods.

Part 1: Restaurants

Honeybee Burger offers an entirely plant-based menu that has been optimized for both delivery and execution in a small-footprint (1,000-1,200 sf), fast-food (low labor) setting, as well as a more compact, cloud location dedicated to purely delivery.

Our restaurant growth strategy utilizes a "hub-and-spoke model" that combines traditional brick and mortar stores (the "hubs") to establish a presence in a geographical market, with networks of "cloud" or "virtual" delivery kitchens to expand and penetrate surrounding markets without the time or expense required to build actual restaurants. This strategy is both scalable and capital efficient.

The hub locations focus on existing, already built (often referred to as "second generation"), small-footprint restaurants that can be converted to Honeybee Burgers in a fraction of the time and at a fraction of the cost of building out entirely new restaurants.

Our proprietary location strategy and growth map combines multiple screens based on demographics/competitive analysis/co-tenancies/adjacencies and other factors. Near term, we are targeting additional locations for both "hubs" and "spokes" throughout Los Angeles, and the pandemic has created some compelling opportunities. Locations of interest include West LA, South LA, East Side, and then potentially the San Fernando Valley. We are also looking at the South Bay (beach cities), Orange County (Newport/Costa Mesa/Irvine), and as far south as San Diego.

We are also pursuing locations at LAX, as well as high profile venues such as Hollywood Park at SoFi stadium, and other venues where landlords are willing to underwrite some of our risks through rental and other incentives, and where the economics are compelling enough for us to do ground-up construction.

Our restaurant strategy is especially timely, as the growth in fast-food and burgers is strong, and the demand for plant-based dining is accelerating.

The Quick Service Restaurant ("QSR") space is massive, grossing $273B in 2019 in the US and employing about 4 million people, according to Statista. The burger segment represents over $90B of that, based on IBISWorld.

The "spoke" cloud kitchens are then able to "amplify" each restaurant's presence through third-party delivery apps (e.g., Postmates, UberEats, Chownow, et al) without requiring long-term, costly leases or heavy operating costs. For example, we can access the very desirable Newport Beach, CA market by setting up in a cloud location in much cheaper Costa Mesa, thereby being able to access as far inland as Irvine at the same time as reaching customers in Newport Beach. A brick-and-mortar location in

Newport would likely cost more than $200K, and $10K/month to get off the ground; while a cloud location would likely cost $30K, and $5K per month, to establish operations.

The growth of cloud kitchens nationally continues to increase our ability to target attractive markets across the country:

"The Global Cloud Kitchen Market size was valued at USD 43.1 Billion in 2019 and is estimated to reach USD 71.4 Billion by 2027, with a CAGR of 12.0% from 2021 to 2027. North America is expected to hold the largest cloud kitchen market share during the forecast period. This dominance of North America is attributed to population growth, improved lifestyles, and growth in consumer buying power in the country. Major factors driving the growth of cloud kitchen market size are an increase in demand for online food delivery, an increase in demand for international cuisine, and the adoption of tech-savvy ordering systems." (Source: https://reports.valuates.com/market-reports/ALLI-Manu-0O30/cloud-kitchen)

Our first brick-and-mortar store, as noted above, will be a flagship, located at 345 N. La Brea, in the Hancock Park neighborhood of Los Angeles. (This location is 26.25% owned by Honeybee legacy investors). This location is centrally located and provides access to prime delivery markets that are currently not covered by our footprint. More importantly, it has excess storage that we can use to support other cloud locations, which tend to be short on cold storage space. This store should launch by April 2021.

The first cloud location of Honeybee Burger at Colony Cooks in LA, opened just a week before the pandemic hit in March of 2020. Despite having no delivery access to the dense office buildings from Beverly Hills to Santa Monica, the tiny location has approached or reached monthly break-even several times, which is a measure of success given these incredibly trying times. This location will pay a 5% royalty (on gross income) to Honeybee Burger, which may be $20K or more per year.

Note: the pandemic has created impacts both current and unforeseen that impact our ability to model and project sales and EBITDA. These estimates are provided for illustrative purposes only, based on our current operations.

Part 2: Franchising

Franchising becomes a more compelling potential revenue source as our restaurant footprint (physical and cloud) becomes more substantial. Honeybee currently occupies a fairly specific space in the QSR world, which is good in that it offers operators ways to diversify their portfolios of restaurants (they often manage/own many), and also provides landlords with new "content" that doesn't overlap with their current food and beverage offerings.

In addition to compelling unit economics, Honeybee franchisees will be attracted by our mission, which allows the operator to do "good" while doing well. We believe that there is a total lack of mission / purpose-driven restaurants in the industry, and we believe that this will draw attention from qualified operators and passionate entrepreneurs from coast to coast and beyond.

We do not expect to generate material franchise fees until 2023. However, we will begin tracking interested parties from areas where we feel that Honeybee will thrive and the competitive landscape is favorable. Everything we do today is with an eye toward being able to replicate in a franchised setting. The foundation we are building today becomes more and more valuable to this effort as time goes by.

Part 3: CPG

Honeybee customers provide us with valuable market and product insights every day. Whether it is a new product, menu offering, or a new ingredient, we get almost immediate feedback from our customers -- for better or worse!

This has helped us identify products that are lacking in the market, as well as those that work particularly well. These proprietary and valuable insights will guide our product roadmap to develop plant-based products that have the potential to be served in our restaurants, other restaurants, sold at grocery, or sold directly to consumers. We think in this regard of Rao's, a tiny 10-table, single location restaurant in New York, that nonetheless developed a thriving CPG business selling branded sauces from Whole Foods to Walmart.

We do not need to become product manufacturers; instead, we can work with well-known CPG firms and co-packers to develop Honeybee branded products, and work out fee or licensing agreements that are more capital-efficient than trying to do it all ourselves.

The Team

Officers and Directors

Name: Adam Weiss

Adam Weiss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: February 05, 2021 - Present
  Responsibilities: Operations oversight, brand management, business strategy. Adam will be paid $7,500/month and will be eligible to participate in the net profits of the Company via a Bonus Pool. The Company will establish a Bonus Pool that is calculated at a maximum of 25% of the Company's net profits, plus up to 5% of the GROSS income of the stores that the Company operates.

Other business experience in the past three years:

- **Employer:** Virtuous Food LLC

Title: CEO / Founder / Owner
Dates of Service: January 01, 2018 - Present
Responsibilities: Sourcing and identifying investments in the plant based food and CPG space, and working with teams and entrepreneurs to help fund and grow their businesses.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold

for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1.07MM in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
The restaurant industry is highly competitive. We face competition from established restaurant companies. May of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

We are an early stage company and have not yet generated any profits
Honeybee Burger Inc. was formed on February 5, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Honeybee Burger Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Plant based fast food

restaurants are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Risk based on Certain Transactions
Honeybee Burger Inc. is acquiring IP and other assets from a prior company (Virtuous Food LLC and Honey Bee Vermont LLC) with prior operations, agreements, leases, and liabilities. It is possible that certain aspects of the acquisition, upon which the Company relies, such as a required lease assignment, or an agreement with a key employee, will either be delayed, contested, or not occur, which may pose a material risk to the Company's business.

Lack of operating history
We are a newly-formed entity with no operating history for investors to evaluate the likely performance of our restaurants.

The Lease for the La Brea Store is currently held by an affiliated entity
Honey Bee Vermont LLC, a California limited liability company, and an affiliated entity, currently holds the lease for the La Brea Store which is owned by Honey Bee 345, LLC, our subsidiary. We are in the process of having such lease assigned to Honey Bee 345, LLC, however, our inability to obtain the landlord's consent to such assignment may have a material adverse effect on Honey Bee 345, LLC's operations, and therefore, on us.

If we are unable to retain our key personnel and consultants we may be unable to execute on our business plan.
Our success depends in significant part on the continued services of certain of our management team, namely, Adam Weiss, our Chief Executive Officer. Losing one or more of these partners, or the individuals associated therewith, and our inability to replace such individuals, could seriously impair our ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition which could result in the loss of your investment.

Future economic downturns could significantly harm our business.
National, regional and local economic conditions, such as recessionary economic cycles, a protracted economic slowdown, a resurgence of the COVID-19 pandemic or other pandemics, or a worsening economy could adversely affect disposable consumer income. Although we have affordable and approachable food offerings, unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer traffic in our restaurants, impose limits on pricing and increase costs, any of which could lower profit margins and have a material adverse effect on our results of operations.

Labor shortages, an increase in labor costs, or an inability to attract employees could harm our business.
As a result of the COVID-19 pandemic or other factors, we may have difficulty attracting and retaining enough qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable dining experience, the results of our restaurants may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect the profitability and operating results of our restaurants.

Our restaurants depend on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our restaurant operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

The failure to comply with governmental regulations could adversely affect our business.

The restaurant business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: building construction and zoning requirements; environmental matters; health and safety codes; liquor sales; the preparation, labeling and sale of food; and employment. Our restaurants are be subject to regulations under state and local laws, including business, health, fire and safety codes. State and local ordinances have been passed requiring certain procedures to maintain social distancing and to protect restaurant patrons from the spread of COVID-19. Also, various federal and state labor laws govern restaurant operations and the relationship between our restaurants and their employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, social distancing ordinances, child labor laws and anti-discrimination laws. While we believe our restaurants are operated in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in the operation of restaurants. The failure to comply with these laws could result in required renovations to restaurant facilities, litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of any restaurants, any of which could adversely affect our business, operations and reputation.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Risk of future borrowing
We may have to seek loans from financial institutions or other individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets.

The novel coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.
The novel coronavirus (COVID-19) pandemic, and restrictions imposed by federal, state and local governments in response to the outbreak, have disrupted and will continue to disrupt the restaurant business. Individuals are being encouraged to practice social distancing, are restricted from gathering in groups and, in some areas, are, in some jurisdictions, mandated to “stay home” except for purposes considered essential. In response to the COVID-19 outbreak and government restrictions, many restaurant operators have closed restaurants. The mobility restrictions, and the sharp and sudden increase in unemployment caused by the closure of businesses in response to the COVID-19 outbreak, have adversely affected and will continue to adversely affect guest traffic in many restaurants. Even after the mobility restrictions are loosened or lifted, guests may still be reluctant to return to in-restaurant dining and the impact of lost wages due to COVID-19 related unemployment may dampen consumer spending for some time into the future.

Our ability to protect our intellectual property rights could affect the value of our products, our competitive position, and our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.
We have registered domain names and filed to register state and federal trademarks in the United States and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. In addition, our initial federal trademark application for the Honeybee Burger trademark was refused due to a trademark examiner’s determination that it was confusingly similar to an existing mark owned by a restaurant in New York. We have recently refiled our application and may seek the cooperation of the holder of the

other. There is a possibility that the holder of the conflicting mark may not cooperate, however we do not believe there is any basis for the holder of the other mark to seek to prevent us from using the Honeybee Burger trademark at this time, and have seen no evidence that they will be in a position to do so in the foreseeable future. We have been granted a registration for the Honeybee Burger trademark by the State of California.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Virtuous Food LLC (Adam Weiss - 47.15% the only person over 20%)	10,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,516,666 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have very little overhead. If we raise the $1MM from this campaign, and we set aside roughly 23% for company employment and overhead, we can last for 12-14 months on that alone.

We also collect a 5% royalty on our Honey Bee Colony property, which should generate about $20,000 per year. This will cover another month of overhead.

Ultimately, if we do not tap in to any proceeds from the raise beyond the 23%, 12-14 months is a reasonable length of time to operate without any additional revenue.

Foreseeable major expenses based on projections:

The development of new stores will represent about 70% of our expenses. After that, 20-23% will be for corporate salaries and overhead. The balance will be for marketing and basic furniture / fixtures and equipment.

Specifically, store development expenses are: securing the lease hold (legal, first month's rent and security deposits); rehabbing the location (construction); and providing furniture, fixtures and equipment for the restaurant.

Our plans for New York may require more up-front capital than originally foreseen, which may cause the Company to incur higher expenses than anticipated.

Future operational challenges:

The Pandemic will limit the availability of potential restaurant sites (until eviction protections and aid programs are ended), as well as the availability of labor. We forsee this improving over time.

We will also need to upgrade our technology so we can improve our performance monitoring, which is something we were able to do manually with just a few locations. We began researching systems in December 2020 and are on our way to solving for this potential challenge.

Managing stores in a broader geo-territory will also present challenges, both logistically and resource-wise. We will be vigilant in only expanding to areas that we can easily monitor, service, and manage.

We will also need to create a management level layer over the stores, so that the individual locations may be able to function without the overhead of carrying an additional manager. We have a team member who can do it, so our goal is to hire someone to replace him in our flagship store.

In order to pursue out of area locations, we may form co-ventures with separate groups of investors in order to minimize the capital required from the Company. This will result in profit sharing to outside investors, while allowing us to expand more cost-effectively and quickly than if we were limited to our own capital base.

Future challenges related to capital resources:

Stores may take longer to ramp up, and therefore, may not generate free cash as quickly as we hope. Additionally, stores may require more capital support as they ramp up, which will limit our ability to add additional stores at the pace we are projecting.

It is also possible that the end of the pandemic will create pricing increases from landlords and contractors in the near term, which may challenge our budget assumptions and require more capital than planned.

We have the ability to use some debt financing on new stores, as well as to bring in venture partners to help reduce our equity capital requirements for new projects. As we expand, credit lines may make sense to use in order to preserve our equity capital.

Future milestones and events:

Store growth: As we hit 5, 10, and 15 stores, and our topline (and net) grows, we will:

A. Attract better deals from landlords and have more strength negotiating leases; B. Have more buying power for ingredients and supplies and improve our COGS; C. Attract more media attention; D. Draw the attention of major influencers and high profile investors, who we may bring in to increase our visility and valuation; and E. Attract the attention of larger, more institutional investors and strategic partners.

We will also be able to bolster our team, increase our marketing, and support a national franchise rollout.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As a new company, we do not currently have any cash or cash equivalents or lines of credit established.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support our aggressive growth plans and expansion - specifically to open up additional locations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not crucial to our Company's operations. We will have fees and income from our flagship location, as well as from our license deal with our cloud location. However, in order to meet our growth objectives, we require the capital from this campaign. We have access to equity capital for new stores from individual partners if necessary.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can continue to operate indefinitiely as we are not forced to open new locations, and we are more than break even on our existing businesses. We will not be able to hire additional full-time team members, however, without an influx of capital, such as from this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

It depends on the ramp-up of new locations. We believe that the maximum raise will allow us to sustain ourselves indefinitely, as we can grow organically from cash flow from new locations (3-4 brick and mortar, 3-5 clouds, with potential cash flow from them combined of $800k+/year). That said, we have dedicated about 23% of the raise to employment, which will be able to cover our overhead for about 1 year (3 salaries, no office rent, and de minimis overhead).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We can always joint venture new locations, using company funds in partnership with outside investors or venture partners. We may also be able to borrow for new locations, reducing the need for additional equity. And yes, once we reach 10 locations, and possibly even partner with a major celebrity or influencer, we think we can get another raise done at a materially higher multiple.

Indebtedness

- **Creditor:** Jim Berens and Patrick Horsman
  Amount Owed: $30,000.00
  Interest Rate: 10.0%
  Maturity Date: August 31, 2021
  This loan was created and funded on February 17, 2021. It is to be used for fees associated with the fund raise, including marketing, advertising etc. If the Borrower completes a total of $100,000 in net withdrawals from the crowdfunding raise prior to August 31, 2021, the loan will be repaid with interest, in full. If the Borrower is unable to re-pay the loan due to a failure (or delay) of the crowdfunding raise by the maturity date, the loan will convert to an equity ownership in the new Honeybee location at 345 N. La Brea, at a valuation of $600,000, pro-rated for any amounts paid back, with interest.

- **Creditor:** Honey Bee Vermont LLC
  Amount Owed: $2,845.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  This includes fees directly related to the Reg CF campaign that was advanced by Honey Bee Vermont LLC investors, as well as other funds that were advanced for the development of 345 N La Brea.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Honeybee Burger exists as one of the only pure-play investment opportunities in one of the growing mega-trends in the world: the move to plant-based food, diets, and dining.

Honeybee features a diversified business model, based on the foundation of a successful, growing brand in one of the fastest-growing segments of dining with multiple and lasting tailwinds.

But Honeybee Burger is so much more than a burger store. It is a branding play; it is a play on the future of fast food; it is a franchising play; it is a consumer packaged goods (CPG) play.

Indeed, Honeybee Burger exists as one of the only investible, pure-play QSR opportunities in the plant-based burger space. Some of the largest, multi-billion dollar QSR companies in the world are in the burger space, including McDonald's, Burger King, Carl's, and Wendy's. They each started out as singularly focused burger restaurants that eventually expanded and grew through franchising. So, hopefully, will Honeybee.

None of these burger incumbents are focused purely on offering a plant-based menu, which is one of the strongest consumer trends in the world, driven by the demand from Millennials and Gen Z, two of the largest demographics in the world. This is the "white space" that Honeybee Burger seeks to occupy.

While a path to the public markets is not assured, we believe that achieving "incumbency" in the plant-based QSR world will make Honeybee very attractive to strategic platforms / acquirors down the road.

Honeybee is already on this path, having made substantial strides over the past 2 years in creating our menu, building and operating our stores, developing and amplifying our brand, and generally creating a head start over the competition that we believe will add increasing value over time.

So why is Honeybee Burger worth $12MM today? It is important to know that while the Company is new, it acquired the perpetual rights in the Honeybee Burger IP and certain assets of our company that was built on the work, success, and IP that were successfully and obsessively developed over the past 2.5 years by the Honeybee Burger management team.

The result is that Honeybee Burger will launch with an established and growing brand, operational expertise, and valuable and hard to replicate assets, in a space with limited direct competition and growing consumer demand.

And our business model will provide the opportunity for Honeybee Burger to leverage the brand in multiple ways to set it on the path of becoming an incumbent QSR brand of the future.

First, our strategic model of focusing on second generation restaurants allows each new store to generate revenue faster and with lower budgets than new construction, and potentially generate positive EBITDA to the Company sooner and with less investment than our competitors.

Second, our cloud kitchen focus, where we have an advantage due to our existing brand (which creates immediate awareness in markets that we can now access for a fraction of what a brick and mortar store would cost), is extremely scalable and opens up avenues to virtual franchising that could revolutionize the fast-food industry. For the same budget as building out a brand-new 1,200 square foot restaurant (approximately $500k), it is possible to launch 6-10 cloud locations.

Third, our branding lends itself to creating consumer packaged goods (CPG), like sauces, patties, ready to eat meals, etc. in the plant-based space, inarguably one of the fastest-growing aspects in all of food, and a great revenue diversifier and value enhancer to Honeybee shareholders. We have a unique advantage in this area: Not only does our leadership have a successful investment experience in the CPG space, but our direct consumer experience and interactions provide incredibly valuable product insight that other CPG makers have to make enormous investments to acquire.

Finally, our ability to franchise is the holy grail, as we believe that having the incumbent plant-based QSR burger concept will attract interest both domestically and internationally, where veganism and the demand for plant-based food is booming. Not many food concepts can currently make that claim.

Ultimately, companies that are purely in the QSR space (e.g., no branding, franchising, or CPG) are valued on the financial performance of their corporate-owned stores. For this there are ample industry standards.

NOTE: Industry standards of individual restaurant valuations are based on a multiple of sales, or on EBITDA, and range based on level of service, capital efficiency, and other factors. Valuations on franchising companies receive different multiples, as do CPG companies. Honeybee, features a business mix including each of these factors, thereby making the overall enterprise more valuable than were it based on restaurant operations alone.

That said, we can make some estimates, based on our operational experience and industry standards, as to the value of our individual stores. For each new brick and mortar store, of approximately 1,000 sf, we can expect revenue of 1.2-1.5MM (we have achieved $1,200/PSF during the pandemic), and EBITDA of approximately 100-200k annually. In addition, cloud kitchens might deliver a topline of $450k (our current run rate is slightly lower than this, again, during the pandemic), with an EBITDA contribution of approximately $50 -75k per year.

Based on our estimates, industry standards for QSRs value each store at 75-100% of sales, or 3-5x EBITDA, again, with the range depending on multiple factors. For our brick and mortar locations, this could mean a value of each store of $500k+, and each cloud store a value of $250k+.

As it costs approximately $200k to launch a (gen 2) brick and mortar store, creating an asset worth 2.5x that amount is compelling. In addition to this accretive value is that the cash flow from the store will be used to develop other stores, allowing the company to grow its footprint organically (ie, from its own cash flow).

Based on a raise of $1MM, we should be able to develop enough stores (2 brick and mortar, 3-5 clouds) to generate $600k in EBITDA, which will then allow us to develop yet more stores, and the cash flow from them will provide future growth capital, and so on.

At the same time, the greater the store footprint, the more valuable the chain becomes. If we project that from this singular capital raise that we can generate $10MM in total topline (within 2-3 years), a valuation of 1.2x sales is very reasonable (growth companies often get a much higher multiple). And this does not take into account the other aspects of our company's value.

Therefore, a valuation of $12MM might prove to be very conservative in the 3 year horizon.

The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have any preferred stock, outstanding options, warrants, and other securities with a right to acquire shares are exercised, and any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  At a minimum, we will use the funds for Instagram and Yelp advertising to announce our new store. We will also hire a PR person for one month at $3,500-4,000 to help us with influencers.

If we raise the over allotment amount of $1,819,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  23.0%
  Salaries: Base salaries for 3-5 people, plus benefits. This includes 3 senior personnel, and 1 or 2 administrative staff.

- *Working Capital*
  70.0%
  Development of 2 brick-and-mortar stores, and 3-5 cloud kitchens. We estimate

each brick-and-mortar store will cost no more than $200K, and each cloud location $50-60K. Within these budgets includes marketing support for each location. We will also re-pay the loan of $30,000 (with accrued interest) to Jim and Patrick that will be used for crowdfunding campaign expenses (legal, accounting, marketing), and $35,845 to Honey Bee Vermont, an affiliated company, for advancing first months rent and 3 months security deposit on the 345 La Brea location that will be part of Honeybee Burger Inc. Note: the security deposit for 345 will be transferred to Honeybee Burger Inc's name as part of this transaction.

- *Furniture, Fixtures, and Equipment ("FF&E")*
  3.5%
  Generally, the FF&E for each store comes out of their individual budgets. This amount may be used for assets that are shared across stores, including a delivery truck, office supplies, and other shared resources.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.honeybeeburger.com (https://honeybeeburger.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/honeybee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Honeybee Burger Inc.

[See attached]

HONEYBEE BURGER INC.

(a Delaware corporation)

Audited Financial Statements

As of February 5, 2021 (inception)

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

June 16, 2021

To: Board of Directors, Honeybee Burger Inc.
Attn: Adam Weiss
Re: 2021(inception) Financial Statement Audit

We have audited the accompanying consolidated financial statements of HONEYBEE BURGER INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of February 5, 2021, and the related statements of operations, shareholder equity, and cash flows for the one-day inception period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 5, 2021, and the results of its operations, shareholder equity and its cash flows for the inception period thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

June 15, 2021

HONEYBEE BURGER INC.

CONSOLIDATED BALANCE SHEET

As of February 5, 2021 (inception)

See accompanying Independent Auditor's Report and Notes to the Financial Statements

ASSETS		
Current assets:		
Cash and cash equivalents	$	0
Total current assets		0
Intangible assets		10
Security deposits		20,316
Total Assets	$	20,326
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Current liabilities:		
Advances from affiliates	$	35,845
Total current liabilities		35,845
TOTAL LIABILITIES		35,845
Minority interest in net (assets) liabilities		5,333
Shareholder's equity:		
Common stock (10,000,000 shares issued and outstanding)		10
Accumulated deficit		(20,862)
Total Shareholder's Equity		(20,852)
Total Liabilities and Shareholder's Equity	$	20,326

HONEYBEE BURGER INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the one-day inception period of February 5, 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		9,304
Professional fees		14,000
Total operating expenses		23,304
Operating income		0
Minority interest income		2,442
Net income	$	(20,862)

HONEYBEE BURGER INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
For the one-day inception period of February 5, 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Accumulated Deficit	Total Shareholder's Equity
	# of shares	$		
Balance as of inception (February 5, 2021)	0	$ 0	$ 0	$ 0
Issuance of founder stock	10,000,000	10		10
Period net income (loss)			(20,862)	(20,862)
Balance as of February 5, 2021	**10,000,000**	**$ 10**	**$ (20,862)**	**$ (20,852)**

HONEYBEE BURGER INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the one-day inception period of February 5, 2021

See accompanying Independent Auditor's Report and Notes to the Financial Statements

Cash flows from operating activities	
Net income	$ (20,862)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
None	0
Net cash used in operating activities	(20,862)
Cash flows from investing activities	
Cost of security deposit	(20,316)
Net cash used in investing activities	(20,316)
Cash flows from financing activities	
Advances from affiliates	35,845
Minority interest	5,333
Net cash provided by financing activities	41,178
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 0
Cash paid for income taxes	0
Material non-cash transactions	
Acquisition of 73.75 percent of Honey Bee 345, LLC and other intangible assets	10,000,000 shares

NOTE 1 - NATURE OF OPERATIONS

HONEYBEE BURGER INC. (which may be referred to as the "Company," "we," "us," or "our") is a corporation organized in Delaware on February 5, 2021. The Company was formed to acquire and develop vegan, fast casual restaurants.

The Company also owns 73.75 percent of Honey Bee 345 LLC.

Since Inception, the Company has not yet begun commercial operations. As of February 5, 2021, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and other revenue generating efforts, if they can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered material and necessary for the fair presentation of the financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Principles of Consolidation
The Company has acquired a greater-than-50 percent interest in another entity. Accordingly, the Company accounts for the activity of the subsidiary under the consolidation rules prescribed by GAAP. As the Company owns less than 100 percent of the entity, the Company consolidates the gross activity of its subsidiary, Honey Bee 345 LLC, and also records the minority owners' interest in the net assets and liabilities and net income accordingly.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of February 5, 2021, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or

less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of February 5, 2021, the Company had not yet established a business checking account.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of February 5, 2021, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years once the asset is placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized, but tested for impairment on a regular basis.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of February 5, 2021, the Company had acquired the following intangible assets as part of its formation and acquired or transferred from a related party:

- Trademarks, brands, tradenames, logos, domain names, social media accounts, and marketing materials, recipes, and processes and procedures related to the Honeybee Burger brand and the operation of the restaurants
- 73.75 percent membership interest in Honey Bee 345 LLC
- 5 percent gross revenue license of Honey Bee Colony LLC

As there is no reliable methodology for valuing the acquisition of these intangible assets, the Company records these assets at a net book value equal to the transferor's cost.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a corporation for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are accounted for on the Company's financial statements. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of February 5, 2021, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition
Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company will earn revenue through the sale of food products at its retail locations. Additionally, the Company will earn licensing revenue from its royalty agreement with Honey Bee Colony, LLC.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019,

and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Common Stock
The Company has issued 10,000,000 shares to Virtuous Food LLC in exchange for the Company's intangible assets and 73.75 percent of the membership interest in Honey Bee 345, LLC. Those 10,000,000 shares represent all of the issued and outstanding stock.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on February 5, 2021 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company acquired all of its primary assets, as delineated in Note 2, from related parties. The Company compensates Mr. Adam Weiss, the Company's founder and chief executive, at a rate of $7,500 per month. Additionally, the Company pays others related to Mr. Weiss various fees for services. Furthermore, the Company has loaned or received various loans to or from related parties subsequent to the balance sheet date. The Company believes these transactions are likely not material to the financial statements.

As these transactions will be with related parties to the Company, there is no guarantee that the terms, prices and conditions of these transactions are commensurate with arm's length transactions.

NOTE 8 – SUBSEQUENT EVENTS

Continuing Crowdfunded Offering
The Company plans to offer up to a total of $5,000,000 in a securities offering exempt from registration under Regulation CF. Through May 2021, the Company has raised a little more than $950,000 in the securities offering and has incurred offering costs of approximately $154,000 directly associated with the offering. In promoting the crowdfunded offering, the Company has also incurred approximately $50,000 in indirect marketing costs. The securities offering is listed with StartEngine.

Management's Evaluation
Management has evaluated subsequent events through June 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Honeybee Burger

Saving the planet one plant-based burger at a time



HONEYBEE
BURGER
Oversubscribed

Website | Los Angeles, CA | FOOD & BEVERAGE

Honeybee Burger is a 100% plant-based food company that is aiming to become an iconic national fast-food brand. Our mission is to help save the planet by getting more people to choose plant-based food over animal-based food by focusing on America's most popular and iconic fast-food: burgers!

$1,061,164 raised

1,969 Investors	$12M Valuation
$1.20 Price per Share	$240.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.82M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Honeybee Burger is positioned to take advantage of the twin tail-winds of increasing demand for plant-based food, and Americans' large and growing appetite for fast-food of every kind, and burgers specifically
- Major studies show that plant-based diets and reduced meat intake are a top priority for Gen Z and Millennials - over 150MM people in the US alone!
- Honeybee Burger has already established its presence in LA, and has a large and growing social following (17k+ Instagram followers), great reviews (4.5 stars), thousands of customers served from its pilot locations, and managed to be profitable during 2020 despite the pandemic

The Honeybee Burger story

Honeybee Burger is a humble fast-food burger joint with a grand mission: help save the planet by making plant-based food more desirable, accessible, and available everywhere consumers think about eating.

Why the bee? Because **honey bees are responsible for 1 out of every 3 bites of food we take!** It's hard to imagine a more important creature to our food system. That was a creature worth recognizing and celebrating!



Saving The Planet One
Plant-Based Burger
At A Time

We chose the ever-popular and iconic cheeseburger to build our brand around, because, hey, Americans love their burgers!

Plus, every time a customer eats a plant-based burger instead of one made with beef, it reduces our carbon footprint while saving enough water for 2 months worth of showers and preserving precious farmland! Now that's something we can get behind!

Rewards

Get rewarded for investing more into Honeybee Burger:

$240+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+ Investment
Hive Class
$25 food credit + Access to special discount codes and promotions.

$500+ Investment
Colony Class
5% bonus shares + $75 food credit + Access to special discount codes and promotions.

$1,000+ Investment
Swarm Class
7% bonus shares + $100 food credit + Honeybee hoodie + Access to special discount codes and promotions.

$2,500+ Investment
Apiary Class
10% bonus shares + $150 food credit + Honeybee limited edition track jacket + Access to special discount codes and promotions.

$5,000+ Investment

Beekeeper Class

12% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 25% discount (up to $1,000 net) + Access to special discount codes and promotions.

$10,000+

Investment

Queen Bee Class

15% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 50% discount (up to $1,000 net) + Access to special discount codes and promotions.



No Cow All Wow



Moreover, beef consumption and the commercial ranching of cows place a huge burden on our planet, using up our water and our land, pumping tons of CO2 into the environment, and of course, killing our cows! And reducing meat intake is associated with improvements in heart health, digestive health, and reduced risk of stroke! Shifting our demand for beef to plant-based alternatives can help all this - from the planet to your body!



Beef Consumption & Traditional Burger Joints

- DESTROYING OUR PLANET
- USING UP OUR WATER
- CONTRIBUTING TO ANIMAL CRUELTY

That's why Honeybee's founder, Adam Weiss, came up with the idea of creating a mission-driven plant-based food concept back in 2018.

Adam opened the first Honeybee location in 2019, with co-founders Jeremy Adler, Brian Cikigil, and Ophelia Weiss. Located in Los Feliz, Los Angeles (since moved to Silverlake) this "pilot" location allowed Honeybee to test and optimize the menu, establish a loyal customer base, and basically show the world Honeybee's awesome and distinctive take on plant-based fast food!

Los Feliz, Los Angeles | FIRST STORE


PLANT BASED BURGERS
HONEYBEE
NO
COW
ALL
WOW

**By investing in Honeybee Burger Inc, you are investing in a company that owns not only the intellectual property that is Honeybee, but also owns 75% of our new flagship location opening soon in Los Angeles. Honeybee Burger, Inc. will also receive 5% of all revenue generated from the Honeybee cloud kitchen in West LA's Colony Cooks.*

THE PROBLEM

The demand for plant-based food is growing, but fast-food vegan options are often lacking and unappealing

Let's face it. Vegan food can be boring. Before the introduction of "plant-based meats" like Impossible Foods and Beyond Meat, vegan "burger" options were typically veggie or bean patties, which didn't try to emulate beef, and were not very appealing to traditional burger lovers.



Vegan Restaurants

- EXPENSIVE
- LACK BROAD APPEAL
- NOT FAMILY-FRIENDLY

The QSR Space Needs An All Plant-Based Option

But with these new plant-based meats working to mimic the taste of actual beef, people flipped out! For the first time, you could have a burger (or a sausage) that cooked, looked, felt, and tasted like meat -- but that was made entirely from plants! All of a sudden, the 97% of the US that didn't identify as a vegan could eat a plant-based burger and enjoy it as much as beef - but without the harmful environmental impact.

As Impossible Foods and Beyond Meat grew in popularity (Beyond even went public in 2019), many major fast-food chains introduced new items made with one or the other. Unfortunately, these options are often crowded into a corner by double cheeseburgers and bacon burgers and are seldomly prepared in a way that makes them appealing or keeps them vegan. And to be frank: the last thing that traditional fast-food burger joints want to do is to convince you not to eat meat!

And that's why Honeybee was born!

THE SOLUTION

A delicious plant-based alternative to fast food burgers that totally updates traditional vegan food

We decided to feature all of these amazing new products, including both Impossible Foods and Beyond Meat, and offer them in a totally plant-based menu with fries, shakes, fried chicken sandwiches, breakfast offerings, and more. Our food is cruelty-free, environmentally conscious, delicious, and anything but boring!


PLANT







We set out to create a more popular, accessible, and desirable vegan menu, or what we refer to as Vegan 2.0! We use humor, inclusive messaging, sustainable packaging, and the most contemporary, delicious ingredients on the market to appeal to meat-eaters and non-meat eaters alike, and at the same time, make plant-based food more appealing to younger consumers as well!

Vegan 2.0 is about teaching, not preaching. It's about inclusivity, not exclusivity! It's about fun on a bun!


NO COW ALL WOW



THE MARKET OPPORTUNITY

Plant-based eating is on the rise, especially among millennial and Gen Z consumers

The burger segment is the largest in fast-food, representing about 30%, or over $90 billion of the total US fast-food market of $281 billion. There are over 100,000 burger restaurants in the US alone.

The plant-based food market is on track to be worth $74.2 billion by 2027 with the burger patties segment expected to grow at the highest rate as seen with the 10% increase in demand last year for plant-based burgers (and growing). Burger brands are among the most iconic in fast food, including McDonald's, Burger King, Wendy's, Carls, and more. According to multiple sources, Americans eat 3 burgers per week, 70% of which are ordered at a fast-food burger joint.

But, major studies show that plant-based diets and reduced meat intake are among the top priorities for Zoomers (Gen Z) and Millennials (which makes up over 150MM of the population), and according to Gallup, nearly one in four people reduced their meat consumption last year.




AMERICANS EAT
PER WEEK


70%
OF BURGERS ARE ORDERED AT FAST-FOOD JOINTS



MAJOR STUDIES SHOW

Plant-Based Diets And Reduced Meat Intake Are Top Priorities Among Gen Z And Millennials.




GLOBAL PLANT-BASED FOOD MARKET
$74.2B
BY 2027

OUR TRACTION

A proven concept, ready to be scaled and expanded

Honeybee Burger launched in May 2019 with our first "pilot" location in Los Angeles, in a small neighborhood east of Hollywood. We took over a tiny old burger restaurant, with a main floor of about 500 square feet (with about 350sf of storage upstairs), and hidden under an old movie theater marquee. By the end of 2019, sales were growing, and the store grew both sales and profits during the pandemic, despite almost no in-house dining, restricted out-door dining, and delivery apps taking up to 30% commissions! We believe that this performance would have been even more extraordinary in the absence of the pandemic. This model will serve as the template for our new flagship location at 345 La Brea and future locations.

We also launched our first cloud kitchen in March 2020 in West Los Angeles, chosen for its proximity to delivery markets from Beverly Hills and Westwood to downtown Santa Monica. Despite the pandemic, which has shut down these office districts, our location is close to break-even. This framework will serve as the model to open future virtual kitchens that can leverage our brick and mortar brand throughout Southern California, and eventually across the country, as the growth in cloud kitchens continues to increase. [This location will also be paying out 5% of its revenue to Honeybee Burger Inc.]


MAY 2019
LAUNCHED
CLOUD KITCHEN CREATED
MARCH 2020
FEB. 2021
HONEYBEE BURGER, INC. ACQUIRES HONEYBEE IP


PLANT BASED BURGERS



Honeybee Burger has been featured by Eater Los Angeles: "The Hottest Burgers to Try in LA Right Now" and "14 Essential Vegan Restaurants in Los Angeles," among other food publications. We have received an average of 4.5 stars across review platforms, have 17k+ Instagram followers, and 17k+ YELP followers.


6. Honeybee Burger
EATER LOS ANGELES
The 10 Hottest Burgers to Try in LA Right Now
The newest, juiciest places to get burgers in Los Angeles
417 Posts
17.1K Followers
233 Following
Honeybee Burger
Vegetarian/Vegan Restaurant
www.honeybeeburger.com/breakfast
2764 Rowena Ave, Los Angeles, California 90039
Edit Profile
Promotions
Insights
Order Food
Contact
Honeybee Burger
EATER LOS ANGELES
14 Essential Vegan Restaurants in Los Angeles
These plant-based restaurants do far more than meat substitutions
7. Honeybee Burger

Metrics from our pilot store have also surpassed the typical burger QSR: Average order values and sales per foot are about double traditional burger QSR's! Where the average customer spends about $8 when they visit McDonalds ($10 at Wendy's and Burger King), they spend over $20 at Honeybee!

The pilot store also demonstrated efficiency, generating over $1,150 per foot in gross sales, compared to $645 for McDonald's, $555 at Wendy's, and just under $400 for Burger King).

**Honeybee Burger, Inc. acquired the Honeybee intellectual property in February 2021 from Virtuous Food, LLC. Honeybee Burger, Inc. and Virtuous Foods, LLC share the same Founder & CEO, Adam Weiss*

WHAT WE DO

We strive to make our food delicious, sustainable, accessible, inclusive, and fun!

Honeybee uses the best ingredients available, offering entirely plant-based burgers, fried chicken sandwiches, breakfast sandwiches, wraps, and of course, fries, ice cream, and shakes. Our products are made beautifully, packaged sustainably, and marketed in a way that allows us to leverage our brand so that our customers feel part of something bigger than the burger they just ate.









Today, Honeybee has become a platform for some of the best-known, most delicious plant-based food out there, such as Impossible Foods, Beyond Meat, Atlas Monroe chicken, Akua Kelp patties, JUST Egg, and more. In fact, exciting new brands have sought us out as their fast-food launch partners. This will open up exciting new menu opportunities for us, and with each launch will further distinguish Honeybee from the competition.

THE BUSINESS MODEL

Focus on growth while remaining capital-efficient to get stores online faster and cheaper than competitors

By targeting “second generation” restaurants with pre-existing and costly infrastructure already in place, we reduce our construction budgets and development time by 50% or more. This allows us to get locations online and generating revenue months faster than building stores from the ground up.
Our business model was designed to be both scalable and capital efficient. That's why we're embracing cloud kitchens, so we can more quickly expand our footprint. And we're planning on franchising Honeybees as well, so passionate restaurant operators can do good while they're doing well.



A Three-Phase Business Plan

- BRICK & MORTAR / CLOUD KITCHENS
- FRANCHISING
- BRANDED FOOD PRODUCTS

The plant-based food market is on track to be worth $74.2 billion by 2027. Grocery sales of plant-based foods that directly replace animal products have grown 29% from 2017 to 2019. Honeybee will leverage our brand visibility, and our food expertise, to develop branded plant-based food products, for grocery, customers, and other restaurants. Because in the end, we want plant-based food everywhere consumers are making meal decisions.



NEW L.A. LOCATION

- 1200 SQUARE FEET
- INDOOR /OUTDOOR DINING
- PARKING
- EASY DELIVERY ACCESS

**The above is a rendering of a future Honeybee burger location. Images are computer generated demo versions. This location is still currently under development.*

Honeybee Burger, Inc.'s first new location will be in the heart of Los Angeles and will be approximately 75% owned by Honeybee Burger, Inc., with the other 25% going to legacy investors.

Based on the performance of the existing Honeybee locations, we expect to earn margins of 10-18% on our company-owned stores (brick and mortar + cloud). This includes keeping Prime margins (COGS + Labor) to 60-65%, occupancy of 8-10%, and miscellaneous costs of 8-10%.


60-65%
COGS+ LABOR
8-10%
MISCELLANEOUS
8-10%
OCCUPANCY
10-18%
PROFIT MARGINS

HOW WE ARE DIFFERENT

"Vegan 2.0": Our unique, fresh, modern take on plant-based fast food with broad appeal

Honeybee is not just another fast-food business. It is a mission-driven fast-food business designed for today's consumers and tomorrow's decision-makers.

Honeybee Vs Competitors



VS.



Unlike other vegan or vegetarian restaurants we've seen, our approach to plant-based food is specifically tailored to a broader audience that includes meat-eaters and non-meat eaters alike, and young and old alike. Our branding, design, and even the names of our food specifically embrace a younger demographic: our single burger is called the "Honeybee"; the double is the "Queen Bee", and our breakfast sandwich is the "Brekky Bee".

A Fresh, Modern Take On Vegan Fast Food







That Appeals To Everyone









We have also gone to great lengths to avoid all nuts, and we continue to create more gluten-free options while making sure to use sustainable, environmentally friendly packaging.

Ultimately, what separates Honeybee most from the competition is the manifestation of our brand in everything we do: from our in-store design to our menu names, our packaging, our collaborations with new food companies, and finally, our mission: to save the world, one plant-based burger at a time!



MISSION DRIVEN

ENVIRO-FRIENDLY

UNIQUE BRANDING

SERVE BREAKFAST

THE VISION

BEE part of something bigger

We believe that a modern fast food brand focused on plant-based burgers and sides like Honeybee will quickly find its spot in every major US city. Our goal is to establish incumbency to become the de facto plant-based burger joint at airports, sports arenas, high street retail, and even central business districts and malls.



Our goal is to open 4-6 stores within 12 months and have 12-20 stores operating within 24-36 months. If we are able to open these stores, and achieve sales per foot in our brick and mortar stores of $1,200, and also achieve sales from our cloud locations that are slightly stronger than the pandemic-performance from the Colony location, our aim will be to achieve a top line of $15-20MM in 3 years. Longer term, we may look to a potential sale to PE or SPAC or strategic buyer, though we will never lose focus on growing and operating our stores. Of course, if we could follow in the footsteps of giants like McDonalds and Shake Shack, we might go public one day! A bee can dream, after all.


12 MONTHS
24-36 MONTHS

3 YEAR GOAL | **12-20 Stores** | **$15-20M Top Line**

Evidence and data show that the trend toward plant-based dining is worldwide, not just here in the US. If we are able to achieve our goal of becoming a truly iconic fast-food brand here, then we might be able to follow in the footsteps of other famous brands that were born in the US and then expanded internationally.

Ultimately, we consider every burger eaten at Honeybee is one less beef-burger eaten. And if we can do that a billion times, we have a real shot at making a lasting, positive impact on the world.

OUR LEADERSHIP

Experts in finance, food, design, and the plant-based restaurant industry

Founder & CEO, Adam Weiss has a successful 10-year track record of investing in plant-based restaurants and businesses, including Cafe Gratitude, Gracias Madre, vegan snack company Safe + Fair, and even co-founding plant protein company, Plantible Foods in Carlsbad, CA - dedicated to making the most sustainable plant protein in the world.

Weiss realized that Impossible Foods and Beyond Meat were exploding in popularity and were mission-driven, yet there were no fast-food restaurants dedicated to the plant-based burger space that was leveraging or sharing this mission that he could see. Thus, he set out to create Honeybee.

Since then, Weiss has assembled a team that includes Jeremy Adler a 20-year restaurant operator and chef with demonstrated success scaling restaurant operations; Brian Cikigil, an ex-finance professional, who runs the day to day operations; and Ophelia Weiss, a professionally trained designer and ex-Wall Street finance pro, who is involved with all aspects of the store design and customer experience.

WHY INVEST

We've combined a staple of American culture with the fastest growing food segment, to create a winning combination!

Investing in Honeybee is supporting a mission to save the world while being part of the fastest-growing segment in Food and Beverage. We have blended one of the most popular American food segments (burgers) with one of the strongest trends in all of dining (plant-based food). By establishing Honeybee's incumbency in the plant-based fast-food world, we believe that we will change the eating habits of the next generation of fast-food diners everywhere.

We believe Honeybee has enormous potential to grow locally, regionally, nationally, and internationally, through company-owned stores and franchisees, driven by the increasing demand for plant-based food, especially among millennials and Gen Z!

We'd love to have you join the Hive. You will BEE part of something bigger. You can BEE part of the solution. Invest in something that you can genuinely BEE proud of.



THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

January 2019

A brand is born!

We decide on the sun meets beehive meets flower logo, but we'll soon embrace our little Lego Bee.

March 2019



Our pilot store gets ready.

From Powerpoint to action! Putting the final coats on our little hive!

May 2019



Open for Business!

Our pilot store in a tiny location on Vermont avenue, under a movie theater marquee, opens to the public.

June 2019


6. Honeybee Burger
EATER
The 10 Hottest Burgers to Try in LA Right Now

Love from Eater

Eater, the top restaurant publication in LA, selects little Honeybee as one of the hottest burgers in LA

October 2019



Atlas Monroe launches only at Honeybee

Atlas Monroe, fresh off their appearance on Shark Tank, chooses Honeybee as its exclusive initial restaurant launch parter in America!

March 2020


We're open!
Sat & Sun
1130-9pm

Our cloud location launches!

Just a week before the pandemic, our first cloud location opens on the West Side in the Colony cooks complex.

October 2020



Our flagship store lease is signed!

We found an amazing location in prime Hancock Park that will allow us to expand our menu, our hours, and reach some of the best neighborhoods in LA.

January 2021


BREKKY BATTLE AT THE 'BEE!

Breakfast launches at Honeybee!

Expanding our menu and product offering to the hottest growth area in fast food - breakfast!

February 2021

Launched on StartEngine

Now YOU can own a part of our company!

March 2021



Anticipated: Our flagship will open!

Our official flagship store at 345 N. La Brea is slated to open in the Spring. We'll be able to store more ingredients, lowering our costs, and our serving capacity will be dramatically increased!

April 2021

Anticipated: Our second cloud kitchen to open!

We'll be able to access the amazing South Bay area from this new spot, which we are currently in conversations on.

In the Press


EATER
14 Essential Vegan Restaurants in Los Angeles
7. Honeybee Burger


THE INFATUATION
Honeybee Burger


6. Honeybee Burger
EATER
The 10 Hottest Burgers to Try in LA Right Now

SHOW MORE

Meet Our Team



Adam Weiss

CEO & Director

Adam is a long time finance professional, having built multiple hedge funds and working on Wall Street for years. Adam starting investing in the plant based restaurant space with Cafe Gratitude almost 10 years ago, and since then has invested in several other food and plant-based businesses. He formed Virtuous Foods three years ago to focus on these efforts, and committed full time to launching and growing Honeybee back in late 2018.



Jeremy Adler

Hospitality Partner

Jeremy began his hospitality career in 1996, shucking oysters and plating desserts at Pinot Bistro. After earning his Hospitality Administration degree from Cornell University, Jeremy moved to NYC. He was privileged to learn hospitality from legendary restaurant operators like Joe Bastianich and Danny Meyer.

When Jeremy became General Manager at EN Japanese Brasserie in NYC and Eveleigh in Los Angeles, he led both restaurants to more than double their revenue. After the birth of his daughter, Annabella, Jeremy became a Hospitality Consultant for numerous Los Angeles area hospitality businesses, including Shutters on the Beach, Chateau Marmont & Venice Ale House.

Jeremy was there at the beginning, helping design the menu and manage the operations of the Honeybee pilot store in Los Feliz.

Jeremy continues to work on the menu, refining recipes and creating new menu items. He also helps to manage the development of new locations.



Brian Cikigil

Operations and Execution Partner

Brian has been with Honeybee from Day 1, tirelessly working on many aspects of the business, including getting the Honeybee pilot store and cloud location open on time.

Brian is a career finance professional, focusing on operations and reporting, and has worked on Wall Street and in California for several noteworthy firms. He is familiar with multiple technology platforms used in financial reporting, and has acted in the role of technology integration for several firms, including for Honeybee.

Brian is primarily responsible for daily operations of Honeybee stores and corporate activities outside the kitchen. This includes all technology integration (apps, comms, POS), as well as HR, logistics, and marketing and promotions, specifically through third party delivery apps.



Ophelia Weiss

Design and Customer Experience Partner

Ophelia is an ex-finance professional, having worked at Merrill Lynch and other banks in institutional sales. She left finance to pursue her passion for design and earned a degree in design from the New York School of Interior Design in 2005.

Ophelia designed the inital and distinctive template for Honeybee with the specific goal of appealing to women and young families while embracing our unique ethos. Her use of bright color blocks, natural/organic elements, and 8-bit visuals has created one of the most iconic brands in fast food.



Jorge Hurtado

Kitchen Operations Manager

Jorge Hurtado has been in the food service industry since 2009, working in various capacities throughout the back of house (BOH), including everything from prep, to cook, to kitchen manager.

Jorge joined Honeybee after our launch and was integral in helping streamline prep, food ordering and inventory management. He is responsible for all kitchen management and back of house operations, including COGS management and menu optimization. Jorge also leads our recruiting, training, and managing of BOH staff.

Jorge's energy and passion for cooking has made him an excellent and passionate team member, and he will be deeply involved in the opening of new stores, kitchen management, and menu development and execution.

Offering Summary

Company	Honeybee Burger Inc.
Corporate Address	11150 Santa Monica Blvd, Ste 600, Los Angeles, CA 90025
Offering Minimum	$9,999.60
Offering Maximum	$1,819,999.20
Minimum Investment Amount (per investor)	$240.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	1,516,666
Price per Share	$1.20
Pre-Money Valuation	$12,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250 | Hive Class

$25 food credit + Access to special discount codes and promotions.

$500 | Colony Class

5% bonus shares + $75 food credit + Access to special discount codes and promotions.

$1,000 | Swarm Class

7% bonus shares + $100 food credit + Honeybee hoodie + Access to special discount codes and promotions.

$2,500 | Apiary Class

10% bonus shares + $150 food credit + Honeybee limited edition track jacket + Access to special discount codes and promotions.

$5,000 | Beekeeper Class

12% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 25% discount (up to $1,000 net) + Access to special discount codes and promotions.

$10,000 | Queen Bee Class

15% bonus shares + $150 food credit + Honeybee limited edition track jacket + One year (non transferable) 50% discount (up to $1,000 net) + Access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

Honeybee Burger Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 10 additional Common Stock shares, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Hoodie link - corrected

about 2 months ago

Hi all!

A quick correction to the link for your SWARM hoodies!

Www.honeybeeburger.com/merch

Click here to visit the site or use the url above.

You'll need to scroll down to the Swarm Hoodie, not the 1.0 hoodie that is generally available for sale.

Note : we ask that you pay $20 to cover our shipping. We do not make money on this!

So sorry for the inconvenience!

Thank you, Adam

Hoodies and more!

about 2 months ago

Happy Memorial Day weekend!

Our SWARM Class hoodies have arrived!

[Sorry for the cheesey pics, but I wanted to show you all what the actual garments look like without paying for a professional model!]

I am wearing a Large (I am 6' and just under 170), and I'm guessing they'll shrink a bit. The garment is really soft and well-made, and is a perfect weight for spring, summer, and early fall.


HONEYBEE
BURGER
SWARM
INVESTOR

How to claim your hoodie:

1. First, you must be a confirmed SWARM CLASS investor. This means that you invested at least $1,000, and no more than $2,499.00. Note: If you are on the waiting list, you are not yet eligible for a Swarm hoodie (though you may purchase our Lego Bee hoodie for $60).

2. Visit www.Honeybeeburger.com/MERCH, and select the Investor Only Hoodie. Note: The Lego Bee hoodie 1.0 is NOT your perk, though it is available for sale for $60.

3. Complete the transaction as if you are purchasing a hoodie. Select your size, and when checking out, be sure to use the same email address that you used when registering with Start Engine. This is how we can confirm your status as a Swarm Class investor.

4. The charge for the hoodie is $20, which partially covers our domestic shipping. Unfortunately, it is one hoodie per investor, so please do not attempt to purchase an additional Swarm hoodie (the system may allow you to, but we will need to manually cancel the added garments). Please understand that asking you to pay for shipping saves your company over $7,000, not counting labor.

5. We will ship the hoodies as we get the orders, though please give us a week or two.

6. Please email us at SWARM@Honeybeeburger.com with any specific questions regarding the hoodies. We cannot answer investment related questions on that email channel.

Food credits

We are still finalizing our setup on Toast and on the loyalty / tracking platform that we'll need to manage over 1,000 accounts. While we are still weeks away, if you happen to come in to Silver Lake, you will receive 25% off your order, provided you show a screenshot of your investment confirmation page from Start Engine. It looks like this:


11:57
startengine.com
start engine
Thank You.
Your investment of $517.91 (479 shares) in Honeybee Burger has been submitted. This amount includes a processing fee of $17.51.
Share

La Brea

We are weeks away from opening at our newest location. Of course, we may encounter delays with the City building department, but hopefully we are in line for a June opening!

As soon as we have a specific date, we'll arrange for an Investor Only event, so please stay tuned!


This is Vegan

Other

We are receiving inquiries for franchises almost every week, and sometimes every day! The laws are strict regarding discussions about franchises, so for now, please feel free to contact us if you think your town or city might be a good location for a future Honeybee.

If you are on the waiting list, please stay tuned for an update in the next week to 10 days.

Thank you all for your amazing support and interest in our business.

With gratitude, Adam (the most-unprofessional model ever!)

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Honeybee Burger has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Honeybee Burger be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

A green Bee!

2 months ago

Hello all!

Well, we did it! We hit our initial limit of $1.07MM, and you turned the Bee green!

From February 26th, when we launched the campaign, to April, when we hit our limit, our little Bee went green faster than we expected!

I am aware that many of you are on the waitlist, and many more are still following our deal.

I appreciate your patience as I consider the options with our team. Please stay tuned.


HONEYBEE
BURGER

In other news...

We got a great mention in the one of the most influential of all vegan publications, VegNews. You can check out the article here.

I was just on the road in NYC, looking for locations. I have deep roots and connections in NYC, and I know the market well. No doubt that the rush back to dining out and restaurants in the City is on! There is currently no incumbent plant-based burger QSR in Manhattan. If we can establish a Honeybee in Manhattan, we will be able to influence diners from the world over, not to mention the millions of people living there and in the surrounding boroughs. This may open the door for us to deploy more investment capital than we had originally entertained.

Perks: We adjusted the final design of the Bella + Canvas hoodies, which will be in production very soon. We updated the design to make it more specifically for the Swarm class ($1,000-2,499). Check out the graphic which will be added to the garment:


SWARM
INVESTOR

For food credits, we're still on track for this summer. We'll be testing our systems and will notify everyone when they are ready to be used.

Finally, our La Brea store is almost ready! Here's a peak from the outside (ignore the random furniture and plants; that's not ours):



Check out our awesome billboard that just went up over the La Brea building!


This is Vegan




This is Vegan

Finally, please follow @honeybeeburger on TWITTER, IG, and now, CLUBHOUSE. Each new follow gets us closer to BLUE CHECK and other status that adds value and influence to our Company.

With gratitude, Adam

Earth Day love from GOOP and more!

3 months ago

Looks like your little burger company is getting some major notoriety!

On Earth Day alone (Thursday, April 22), we were mentioned in articles and social media posts by GOOP, Fast Casual Magazine, GrubHub, VegWorld, and VegOut LA (that last one we had planned).

I was also recently interviewed by QSR magazine, and even though they got a few things slightly wrong (reporters don't give us anything to review / correct before they print a story), it's still a huge development for Honeybee. QSR magazine gets a lot of attention from the Industry, including landlords, bankers, franchisees, and investors -- all of which may be helpful to our Company. We are increasing outreach every week, and we are starting to receive incoming interest from major influencers, podcasters, and publications. Very exciting!

Ultimately, we are doing what we can to leverage our increased visibility, both to drive traffic to our stores, and to lay the groundwork for expansion by increasing consumer brand awareness in markets from coast to coast!

On a hyper-local basis, have a look at the billboard creative that will be popping up over our newest location on La Brea, in mid-city LA.


HONEYBEE BURGER
This is Vegan
Honeybee Burger opens
here this Summer!

We took the unusual step of taking this particular billboard as it sits almost directly atop our La Brea location, and the vehicle traffic there is extraordinary. We hope it will boost awareness from the neighbors and commuters in order to turbo-charge our up-coming opening.

Quick perk update

For Swarm class hoodies (investors between 1,000-2,499), they have been designed, ordered, and will be printing in the next 2 weeks. These are not the same as the hoodies we have for sale here. The Swarm class hoodies are made by Bella+Canvas, a local LA maker with a focus on sustainability. They are a lighter weight than the Champion hoodies, and feel amazing.

For food credits, I will post an update to investors when they will be ready for use. We are still building out our Toast POS and data system, which has the ability to track thousands of individual gift card accounts. Please stay tuned.

The waiting list

As we are oversubscribed, companies like Honeybee who use Start Engine typically create a waiting list in order to fill spots that may become available, perhaps because a previously committed investor's funds were unavailable (a credit card issue or some thing like that). We may only consider investors to fill those spots from those on the waiting list. For questions about how and when your payment is applied, please contact Start Engine support, at contact@startengine.com.

Thank you all for your tremendous support!

Have a great week!

Adam

Oversubscribed! / Happy Earth Day

3 months ago

We interrupt our scheduled Earth Day update with breaking news:

We are OVERSUBSCRIBED!!!

We hit our limit of $1.07MM in investments and commitments!

This is great news for Honeybee and our investors, but a bummer for the many of you who were tracking us or still considering investing in us.

But wait!

Start Engine allows us to form a wait list for circumstances that may arise that create an opportunity to accept new investors. If you are not on the wait list, you can't be considered. If you are on the list, and something happens to create an opportunity to invest, you will receive an email from StartEngine asking you to confirm your desire to invest. You may then elect to move ahead, or decline the opportunity.


startengine
Honeybee Burger
Saving the planet one plant-based burger at a time
HONEYBEE BURGER
Oversubscribed
Website
Los Angeles, CA
Honeybee Burger is a 100% plant-based food company that is aiming to become an iconic national fast-food brand. Our mission is to help save the planet by getting more people to choose plant-based food over animal-based food by focusing on America's most popular and iconic fast-food: burgers!
$1,069,928 raised
1,483
Investors
$12M
Valuation

If you have any questions about this process, or the timing of your payments, please address them to Start Engine support. They are here to help address any issues that may arise around the waiting list and such (they are not able to answer questions about Honeybee; that's my job!).

Earth Day!

I hope you are as proud as we are for being selected by GrubHub for a national feature ad to celebrate Honeybee's commitment to sustainability and dedication to our mission!

Enjoy the video, and feel free to tweet and share on social! If you do, please tag or @ us (@honeybeeburger)!


Grubhub and Honeybee
Copy link
enough CO2 to drive your car for a couple of weeks.
Watch on YouTube

THANK YOU ALL!

HAPPY EARTH DAY

ADAM

$1MM! (Do I have your attention now?)

3 months ago

Hi all!

I guess the answer would be a resounding YES! [WARNING -- THERE ARE A LOT OF EXCLAMATION MARKS IN THIS UPDATE. SORRY NOT SORRY].

This update was going to be all about the upcoming week, which promises to be newsworthy for Honeybee!

But then I saw on Saturday evening that we crossed $1MM raised, and I had to stop the presses! I woke up Sunday to double check that I wasn't dreaming!

I was definitely not planning an update to announce that we crossed that milestone this soon into the campaign!

You have all blown us away! Your interest in our business, your passion for our mission, and your belief in our future success is amazing!

THANK YOU ALL! We are so excited to have you on our journey!

Even better, many, many investors have offered Honeybee their professional expertise and support for free, including fast food consultants, media and marketing leaders, graphic artists, social media influencers, real estate experts, IP lawyers, and more! And we ALL benefit from this incredible network!

And this is only the beginning!

<u>The week ahead</u>

This Thursday, April 22, is Earth Day. This day is very symbolic to Honeybee, as it draws attention to our shared stewardship of this big blue marble called Earth. We are honored to be in a position to help make a positive impact on our future, even as a humble burger business!

To that end, Honeybee will be featured this week by GrubHub, one of the top delivery companies, in an ad about sustainability! The spot will drop on Earth Day (I am not supposed to share specifics yet, but I'll send out a link this week so you may watch.) I was pretty blown away that we were selected out of the thousands of restaurant partners that GrubHub could have approached, and I hope you will be too! (I still think I look weird on video, but that's me).

See you THURSDAY!

Until then, have a great week!

With gratitude, Adam

1,000 Investors / The Bee gets greener, and more

3 months ago

Hi all!

It's hard to BEE-lieve that we have passed 1,000 investors! When I chose to go the Reg CF route, I envisioned having "thousands" of investors, but to actually see the number is amazing!

That said, at this pace, we may end up with fewer investors than I expected, because the average investment is so high! When I set the minimum investment at $240, I figured the average investment would be about 2x that, or $500. That would have resulted in about 2,000 investors (at our current funding goal of $1MM).

Instead, we've had an average investment of close to $750! I am not complaining at all! In fact, I am so proud that over 1,000 of you have decided to back us with meaningful investments! THANK YOU ALL!

<u>The BEE turns green(er)!</u>

If you've been following us on Instagram (and please, do! @honeybeeburger), you've noticed that our little 8-bit Bee has turned progressively more green as we've reached each asset raising milestone (1/4, 1/2, 3/4). At over $750,000 raised as of this week, our bee is 3/4 green!

Reaching our initial funding goal of $1MM would turn the whole bee green (not permanently, of course). We are contemplating increasing our funding limit (the regulations changed in March to allow CF issuers like Honeybee to raise up to $5MM) to allow for more investors, as we are seeing more potential store locations appear as the pandemic restrictions are easing. [Side note: if this seems counter-intuitive, I agree! But the facts are that during the pandemic, many landlords decided to bear down and wait it out, and didn't offer their vacant locations at terms that were reflective of the pandemic, or didn't put them on the market at all. Add this to the eviction protections that tenants had, plus the PPP loans, and there were just not many locations available during the past year.]

On to ... Perks!

With such a high average investment (again, thank you!), we are seeing a LOT of people in our $1,000 "Swarm" class, entitling them to a Honeybee hoodie! At this point, close to 200 people are in the Swarm class!

So, instead of waiting for the campaign to end (as many issuers do) to start distributing physical perks, we are starting that process now. (food credit perks need to wait until our new e-systems are in place).

Here is the final design (a rendering) of the "genesis" hoodie:


HONEYBEE

You'll notice that this is not the same version as what I dropped in an update back on March 30. That version featured our graphic "Eat Mor Plants", which was technically too close to other protected trademarks in the fast food industry.

Instead, we're going with this version, which features our original IP -- the 8-bit Bee, our flower-crest, and our slogan, PBAF (with our founding year).

I put some hoodies for sale this week on our website (www.honeybeeburger.com/merch), as many investors were asking for more than one hoodie. You may definitely buzz over there and buy as many as you'd like! They will start shipping in 3-4 weeks.

As for your free/perk hoodie, we will set up an online form so you may tell us the size you want, and provide your shipping info. Note: the perk version of the hoodie may vary slightly from the version on the website owing to the huge number we need to produce.

We can't wait to see you all rocking your HB hoodies in tweets, IG posts, or on FB! Or even better -- when you drop by to grab some great food at one of our locations!

With gratitude, Adam

It's 2 for Tuesday!

4 months ago

Hi!

It's been a week since our last update -- and what a week!

But as the subject line suggested, it's Tuesday, and like most Tuesdays at Honeybee, that means you get 2 for 1!

First, some business updates!

As we near **$700k raised and over 900 investors,** I must first say THANK YOU to each and every one of you -- from the investors at our minimum, to the Queen Bees, and everyone in-between! For many, a $240 investment may be their first investment of this type, and may be their first investment of any type. It is an honor and privilege to have earned your faith!

Perks: we are still finalizing the hoodie design, and will likely not use the "Eat Mor" graphic that has adorned the store in Silver Lake and Los Feliz since day 1. It's satirical, but it definitely causes some confusion with Chick-fil-A, which we want to avoid!

Fear not - we have some great ideas and will be in production soon! Despite the logistical challenges of shipping and such, we'd really like to see you rocking your HB swag as soon as possible!

As for the food credits, they will go live once we get our new POS system online, which should be in May.

La Brea: construction is in progress and we are aiming for an opening this spring. Great timing, as LA has entered the ORANGE tier, allowing full outdoor dining and less-limited in-door dining!

New stores: we have executed 2 LOI's (Letters of Intent) for 2 new locations, though there is no assurance that they will result in successful leases. That said, we are very selective, and we do not sign them lightly. Stay tuned.

With regard to our planned second cloud location: we are delaying this location as newer, more attractive cloud locations are coming on line this year that we were not previously aware of. Sometimes waiting is the best business strategy.

Now for the 2 for 1 part! With each update, I try to provide some insight into how we run our business, which I hope will help in your evaluation of Honeybee as a potential investment.

If you didn't know, Honeybee has been running a 2 for Tuesday promotion every week, almost since our inception. The promotion is a BOGO -- Buy One Get One free, and applies to our sliders, and more recently, our full size Honeybees. Occasionally, we'll run it on our Sea Bee as well (the kelp patty). It is always very popular.


2 FOR TUESDAY IS HERE!
HONEYBEES
SLIDERS
Buy one, get a second identical one for free. Tuesday only. While supplies last.

There are many reasons why we run this Tuesday promotion, some more subtle than others. Obviously, customers love the value proposition! Given our relatively high prices, the 2-for-1 encourages more budget-sensitive customers to try our food at discounted prices. Admittedly, there are customers who only order from us on Tuesdays, and I am totally fine with that. We'd rather have them eat with us than at McD's or even In N Out!

We are also always on the lookout for ways to boost revenue during otherwise slower periods. Across the industry, Monday - Wednesday are slow days, so we'll do whatever we can to capture the fewer available dining dollars on those days. It is definitely working for us, as Tuesday is one of our top 3 busiest days, routinely battling with Friday for 3rd place!

We are also aware that our competitors are not running any promos on these days, which helps win some "stomach" share that we might otherwise lose to another plant based burger place.

The big question that you may be asking yourself is: Does Honeybee make money offering 2 for 1, or is the promo a loss-leader? We ask ourselves this question on every promo, and on Tuesdays in particular. Here is my thinking: First, it is a competitive differentiator, and that's crucial in today's market. Second, it encourages more purchases of sides and shakes (which are very good margin items), so if we need to break even on a burger to make 2x on sides, then that's a good trade. Finally, and to me the most compelling reason to keep the promo alive, is that buying the 2 for 1, especially on the full size Honeybee (which outsells the sliders), typically means that the customer is either sharing with someone else (that's another happy, potential new full price customer), or they are eating a Honeybee for lunch and dinner! In both of these scenarios, the Honeybee brand is getting more, extended exposure with the customer than if they had bought just one burger.

We realize that many of our Yelp complaints happen on Tuesdays, typically around rush hours, when the same number of customers are ordering 2x the number of burgers. So we have increased staffing, doubled-down on messaging, and frankly, we've gotten faster!

Thank you for your time, and have a BOGO day! Cheers, Adam

Perks!

4 months ago

Hi y'all!

A huge and heart-felt thank you to all 711 (and counting) investors who have joined the colony! We are buzzing with excitement!

As you know, there are perks associated with investing in Honeybee. I wanted to post an update and share a little inside look at what we're working on!

First, our food credits will be available once we integrate our new payment / ordering system, which should be in the coming weeks. Fear not, as you aren't missing out on anything!

Next, our first run of hoodies has been designed, and we wanted to share them with you. We will be making them over the next few weeks, and then we'll work on coordinating sizes, delivery, etc. While we would typically wait for the campaign to close before we did this, we are eager to send them out so we can see your amazing faces rocking these beauties from coast to coast!

We chose the top of the line Champion hoodie for our first run -- they are beautifully made and feel great!

Local swag-guru Family Industries of downtown LA is making them, and we couldn't be happier!

BTW -- we are conscious that not everyone wants to rock a burger garment, so we put a great deal of thought into keeping the burger aspect more subtle. We hope you think it is as fun and distinctive as we do!


EAT MOR PLANTS

The first run will be available in black or white, and we'll have 4 sizes.




EAT
MOR
PLANTS

We are currently figuring out the best way to process the shipping, so please bear with us. After all, we're in the food biz, not the swag biz (yet!).

Now, as for the track jackets, we're keeping those under wraps for now, but you can expect a different set of graphics than the hoodie.

Finally, we're going to be doing a limited drop on Honeybee hats -- and they are awesome! For now, we're going to sell them, but we'll make them available to investors and StartEngine followers at a discounted price.

Here's a sneak peak: (and yes, it's an homage to our local world champ Dodgers, who start their quest for a repeat this week!)


HB


HONEYBEE BURGER

Again, thank you all for your support! Let's get buzzing!

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Victoria B. 4 INVESTMENTS 12 hours ago
Buzz, Buzz, Buzz....When will the Apiary Class get Track Jacket and Food Credits?
0 View 1 reply

Steven Y. 1 INVESTMENT 15 days ago
How do I get $500 | Colony Class

5% bonus shares + $75 food credit + Access to special discount codes and promotions.
0 View 1 reply

Jun Lan L. 1 INVESTMENT 20 days ago
Hello, I would like to know when we are going to receive the stock, I did not receive anything from transfer agent yet.
0 View 1 reply

Doyle J. 13 INVESTMENTS a month ago
Hello, I'm an investor. When will we get the email explaining the payments and other investor related materials?
0 View 1 reply

Doyle J. 13 INVESTMENTS a month ago
Thank You, Mr. Weiss.
0

Sandeep D. 40 INVESTMENTS a month ago
I am an investor. I would like to know how do I own a franchise location in Seattle area?
0 View 1 reply

PRITAM B. 2 INVESTMENTS 2 months ago
The link https://honeybeeburger.com/MERCH is not working.
0 View 1 reply

Benjamin I. 1 INVESTMENT 2 months ago
Is Northridge, CA (maybe near CSUN) in the San Fernando Valley an area you're currently considering for a future Honeybee restaurant location?
0 View 1 reply

Adam F. 6 INVESTMENTS 2 months ago
Still hoping you're still looking at LB for a cloud kitchen option, but that isn't my new question. My new question is: have you heard about this? https://today.oregonstate.edu/archives/2015/jul/osu-researchers-discover-unicorn-%e2%80%93-seaweed-tastes-bacon Apparently someone discovered a new strain of seaweed that, when fried, tastes just like bacon. You might want to reach out to them! You could maybe be the first chain selling vegan bacon cheeseburgers that actually taste exactly like bacon cheeseburgers! :D
0 View 1 reply

Sushil G. 3 INVESTMENTS 2 months ago
Hi Adam,
I am late to the party but I did joined the waitlist. I live in Austin, and I eat plant based (started in 2020 and going strong). I am really excited that you are considering Austin as one of your location. I would suggest two locations: the Domain and somewhere in the downtown area. The domain will cover customers from the north side of the Austin. I am interested in franchise opportunity in the area as well.
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO:

This burger has no moo.

This fried chicken sando is out of cluck.

This breakfast sando is completely eggless.

Yep you got it, all of this incredible food is totally plant-based! And comes from Honeybee Burger -- a little burger joint with a bold mission - to become the first national fast food burger brand that's 100% plant-based, while saving the planet in the process.

Every year, Americans spend over 75 billion dollars eating tens of billions of burgers at fast food restaurants!

At the same time, the demand for plant-based food is growing, led by Millennials and Gen-Z. And yet, not 1 of the major fast food brands is plant-based. That's where HoneyBee Burger comes in.

We believe there is a massive opportunity for a new fast food chain to meet the growing appetite for plant-based food and burgers everywhere. And we're already on our way.

We launched in mid-2019, and since then, we've served tens of thousands of customers and generated over $1.9MM in sales. And because of our great delivery business, our pilot store was profitable in 2020, despite the pandemic!

Our whole new take on vegan, has already made us one of LA's favorite burger joints, for meat-eaters and non-meat eaters alike!

Customer eating burger: "Wow, that's amazing."

Now Honeybee is ready to fly, with ambitious plans to build brick and mortar stores, and cloud kitchens throughout So Cal, and eventually franchising to grow outside California, from coast-to-coast.

And we've got the team to do it. We're led by plant-based experts, restaurant industry vets, and operational pros who know how to execute.

We're all focused on growing Honeybee, and also on our bigger mission - to save the planet!

See, every time one of our customers eats with us instead of eating a burger made of beef, we save precious water, land, and animals while creating a fraction of the C02 of animal based foods.

Did you know, eating one plant-based burger instead of a beef burger saves enough water to shower for 2 months, and displaces enough CO2 to drive your car for a week?

That's real impact with every bite!

With your help, Honeybee is ready to kick the cow out of the big burger brands.

We'll be using the funds we raise on StartEngine to fuel our growth, build our team, and spread the word about Honeybee.

So if you want to be part of one of the biggest trends in food, and help save the world at the same time, buzz by StartEngine today.

We'll see you around the hive.

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